Exhibit 99.1

Date: February 9, 2017	510 Burrard St, 3rd Floor Vancouver BC, V6C 3B9 www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: NEW GOLD INC.

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General and Special Meeting
Record Date for Notice of Meeting :	March 06, 2017
Record Date for Voting (if applicable) :	March 06, 2017
Beneficial Ownership Determination Date :	March 06, 2017
Meeting Date :	April 26, 2017
Meeting Location (if available) :	St. Andrew's Club & Conference Centre Toronto, Ontario
Issuer sending proxy related materials directly to NOBO:	No
Issuer paying for delivery to OBO:	No

Notice and Access (NAA) Requirements:

NAA for Beneficial Holders	Yes
Beneficial Holders Stratification Criteria:	Not Applicable
NAA for Registered Holders	Yes
Registered Holders Stratification Criteria:	Not Applicable

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON	644535106	CA6445351068

Sincerely,

Computershare
Agent for NEW GOLD INC.